Exhibit 99.2
SHARE PURCHASE AGREEMENT
BY AND AMONG
QIAO XING UNIVERSAL TELEPHONE, INC.,
CHINA LUXURIANCE JADE COMPANY, LTD.
AND
THE CHINA LUXURIANCE JADE COMPANY, LTD. SOLE SHAREHOLDER
March 24, 2009

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT	1
W I T N E S S E T H:	1
ARTICLE I	1
Definitions	1
ARTICLE II	5
Transactions; Terms Of Share Purchase; Manner Of Purchase	5
2.1 Purchase Of Shares	5
2.2 Time And Place Of Closing	5
2.3 Effective Time	5
2.4 Delivery Of Shares	5
2.5 Legending Of Securities	6
2.6 Lost, Stolen Or Destroyed Certificates	6
ARTICLE III	6
Representations And Warranties Of The Company	6
3.1 Organization	6
3.2 Authorization; Enforceability	6
3.3 No Violation Or Conflict	7
3.4 Consents Of Governmental Authorities And Others	7
3.5 Conduct Of Business	7
3.6 Litigation	7
3.7 Compliance	7
ARTICLE IV	8
Representations And Warranties Of China Luxuriance and the China Luxuriance Shareholder	8
4.1 Organization	8
4.2 Authorization; Enforceability	8
4.3 No Violation Or Conflict	8
4.4 Consents Of Governmental Authorities And Others	8
4.5 Litigation	9
4.6 Brokers	9
4.7 Compliance	9
4.8 Charter, Bylaws And Corporate Records	9
4.9 Capitalization	9
4.10 Subsidiaries	9
4.11 Rights, Warrants, Options	10
4.12 Conduct Of Business	10
4.13 Taxes	11

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4.14 Environmental Matters	11
4.15 Financial Statements	12
4.16 Absence Of Undisclosed Liabilities	12
4.17 Employment Agreements; Employee Benefit Plans And Employee Payments	12
4.18 Intellectual Property	13
4.19 Properties	13
4.20 Disclosure	13
ARTICLE V	13
Additional Agreements	13
5.1 Survival Of The Representations And Warranties	13
5.2 Investigation	13
5.3 China Luxuriance’s Indemnification	14
5.4 Limitations On China Luxuriance’s Indemnification From the Company	14
5.5 The Company’s Indemnification	14
5.6 Limitations On the Company’s Indemnification	14
5.7 Indemnity Procedures	15
ARTICLE VI	16
Closing; Deliveries; Conditions Precedent	16
6.1 Closing; Effective Date	16
6.2 Deliveries	16
6.3 Conditions Precedent To The Obligations Of China Luxuriance And The China Luxuriance Shareholder.	17
6.4 Conditions Precedent To The Obligations Of The Company	18
6.5 Best Efforts	19
ARTICLE VII	19
Covenants	19
7.1 General Confidentiality	19
7.2 General	19
ARTICLE VIII	20
Miscellaneous	20
8.1 Notices	20
8.2 Entire Agreement; Incorporation	21
8.3 Binding Effect	21
8.4 Assignment	21
8.5 Waiver And Amendment	21
8.6 No Third Party Beneficiary	21
8.7 Severability	22

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8.8 Expenses	22
8.9 Headings	22
8.10 Other Remedies; Injunctive Relief	22
8.11 Counterparts	22
8.12 Remedies Exclusive	22
8.13 Governing Law	22
8.14 Jurisdiction And Venue	23
8.15 Participation Of Parties	23
8.16 Further Assurances	23
8.17 Publicity	23
8.18 No Solicitation	23

Exhibits
Exhibit A	-	The Cooperation Agreements referenced in Section 4.10
Exhibit B	-	Financial Statements of China Luxuriance referenced in Section 4.15
Exhibit C	-	Form of Opinion of Counsel of China Luxuriance referenced in Section 6.2 (b)(iv)

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SHARE PURCHASE AGREEMENT
     This SHARE PURCHASE AGREEMENT (the “Agreement”) is dated as of March 24, 2009, by and among Qiao Xing Universal Telephone, Inc., a British Virgin Islands corporation (the “Company”), China Luxuriance Jade Company, Ltd., a British Virgin Islands corporation (collectively with each of its Subsidiaries, “China Luxuriance”), and Rui Lin WU, the sole shareholder of China Luxuriance (the “China Luxuriance Shareholder”).
W I T N E S S E T H:
     WHEREAS, the China Luxuriance Shareholder presently owns 100% of the common stock of China Luxuriance (the “China Luxuriance Shares”); and
     WHEREAS, the Company desires to acquire from the China Luxuriance Shareholder all of the China Luxuriance Shares in exchange (the “Sale”) for the payment by the Company of cash and shares of its common stock on the terms and conditions set forth below.
     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the Parties hereto agree as follows:
ARTICLE I
Definitions
     In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the meanings indicated below:
     “Affiliate” shall mean with respect to a specified Person, any other Person which, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person, and without limiting the generality of the foregoing, includes, with respect to a Person (a) any other Person which beneficially owns or holds ten percent (10%) or more of any class of voting securities or other securities convertible into voting securities of such Person or beneficially owns or holds ten percent (10%) or more of any other equity interests in such Person, (b) any other Person with respect to which such Person beneficially owns or holds ten percent (10%) or more of any class of voting securities or other securities convertible into voting securities of such Person, or owns or holds ten percent (10%) or more of the equity interests of the other Person, and (c) any director or senior officer of such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
     “Agreement” shall mean this Share Purchase Agreement together with all exhibits and schedules referred to herein, which exhibits and schedules are incorporated herein and made a part hereof.

     “Certificates” shall have the meaning set forth in Section 2.4.
     “China Luxuriance Common Stock” shall mean the shares of China Luxuriance’s $0.01 par value per share common stock.
      “China Luxuriance Loss” shall have the meaning set forth in Section 5.3.
     “China Luxuriance Shareholder” shall have the meaning set forth in the introductory paragraph of this Agreement.
     “Closing” shall have the meaning set forth in Section 2.2.
     “Closing Date” shall mean the date that the Closing takes place.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Commission” shall mean the United States Securities and Exchange Commission.
     “Company Common Stock” shall mean the shares of the Company’s $.001 par value per share common stock.
      “Company Loss” shall have the meaning set forth in Section 5.5.
     “Confidential Information” means any information concerning the businesses and affairs of China Luxuriance or the Company that is not already generally available to the public.
     “Cooperation Agreements” shall have the meaning set forth in Section 4.10.
     “Effective Time” shall have the meaning set forth in Section 2.3.
     “Environmental Laws” shall have the meaning set forth in Section 4.14.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Financial Statements” shall mean China Luxuriance’s unaudited condensed consolidated balance sheet and profit and loss account as of and for the eleven months ended November 30, 2008.
     “GAAP” shall mean United States generally accepted accounting principles.
     “Guaranty” shall mean, as to any Person, all liabilities or obligations of such Person, with respect to any indebtedness or other obligations of any other Person, which have been guaranteed, directly or indirectly, in any manner by such Person, through an agreement, contingent or otherwise, to purchase such indebtedness or obligation, or to purchase or sell property or services, primarily for the purpose of enabling the debtor to make payment of such indebtedness or obligation or to guarantee the payment to the owner of such indebtedness or obligation against loss, or to supply funds to or in any manner invest in the debtor.
     “Indemnified Party” shall have the meaning set forth in Section 5.7.
     “Indemnifying Party” shall have the meaning set forth in Section 5.7.
     “Intellectual Property” means patents, copyrights, Trademarks, applications for any of the foregoing, and Trade Secrets.
      “Investments” shall mean, with respect to any Person, all advances, loans or extensions of credit to any other Person (except for extensions of credit to customers in the ordinary course of business), all purchases or commitments to purchase any stock, bonds, notes, debentures or other securities of any other Person, and any other investment in any other Person, including partnerships or joint ventures (whether by capital contribution or otherwise) or other similar arrangement (whether written or oral) with any Person, including, but not limited to, arrangements in which (i) the first Person shares profits and losses of the other Person, (ii) any such other Person has the right to obligate or bind the first Person to any third party, or (iii) the first Person may be wholly or partially liable for the debts or obligations of such partnership, joint venture or other entity.
     “Knowledge” shall mean, in the case of any Person who is an individual, knowledge that a reasonable individual under similar circumstances would have after such reasonable investigation and inquiry as such reasonable individual would under such similar circumstances make, and in the case of China Luxuriance, the knowledge that the China Luxuriance Shareholder would have after such reasonable investigation and inquiry as a senior officer, director, manager or responsible Person would under such similar circumstances make.
     “Law” and “Laws” shall mean any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law.
     “Liabilities” shall mean any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, including, without limitation, liabilities on account of taxes, other governmental charges or Litigation, of which China Luxuriance or the China Luxuriance Shareholder had Knowledge on the Closing Date, whether or not of a kind required by GAAP to be set forth on a financial statement.
     “Litigation” shall mean any actions, suits, investigations, claims or proceedings.
     “Material Adverse Effect” shall mean any event or condition of any character which has had or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities, properties, or business of the Company or China Luxuriance, as applicable.
      “Periodic Reports” shall mean the Forms 20-F, 6-K and other Commission filings required by the Securities Exchange Act of 1934, as amended and Securities Act of 1933, as amended which have been filed by the Company with the Commission for the period beginning on January 1, 2006 and ending at the Closing Date.
     “Person” shall mean any natural person, corporation, unincorporated organization, partnership, association, limited liability company, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government or any other entity.
     “Sale” shall have the meaning set forth in the recitals.
     “Sale Consideration” shall have the meaning set forth in Section 2.1(a).
     “Sale Documents” shall have the meaning set forth in Section 3.2.
     “Securities Act” shall mean the Securities Act of 1933, as amended.
     “Subsidiary” of any Person shall mean any Person, whether or not capitalized, in which such Person owns, directly or indirectly, an equity interest of more than fifty percent (50%), or which may effectively be controlled, directly or indirectly, by such Person.
     “Tax” and “Taxes” shall mean (i) all income, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, payroll, withholding, severance, occupation, social security, unemployment compensation, alternative minimum, value added, intangibles or other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any governmental or regulatory authority with respect thereto, (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of a consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee or successor to any person or as a result of any express or implied obligation to indemnify any other Person.
     “Tax Returns” shall mean returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.
     “Trademarks” means trademarks, service marks, trade names, Internet domain names, designs, slogans, and general intangibles of like nature.
     “Trade Secrets” means technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.
     The words “hereof”, “herein” and “hereunder” and the words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa.

ARTICLE II
Transactions; Terms of Share Purchase; Manner of Purchase
     2.1 Purchase of Shares. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below):
     (a) the aggregate sale consideration to be paid by the Company to the China Luxuriance Shareholder for all of the China Luxuriance Common Stock shall be the amount of One Hundred Ten Million U.S. Dollars (US$110,000,000) (the “Sale Consideration”). The Sale Consideration shall be payable to the China Luxuriance Shareholder as follows:
          (i) Thirty Million U.S. Dollars (US$30,000,000 shall be payable to the China Luxuriance Shareholder at the Closing in cash; and
          (ii) Eighty Million U.S. Dollars (US$80,000,000) shall be payable to the China Luxuriance Shareholder at the Closing in the form of Forty Million (40,000,000) restricted shares of Company Common Stock valued at US$2.00 per share.
     (b) The China Luxuriance Shareholder agrees to deliver to the Company all original stock certificates evidencing all of the issued and outstanding shares of China Luxuriance Common Stock, along with appropriately executed transfer documents in favor of the Company, in order to effectively vest in the Company all right, title and interest in and to the China Luxuriance Common Stock free and clear of all liens and encumbrances.
     (c) The Sale shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of the Company and China Luxuriance.
     2.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place no later than at 10:00 a.m., Mountain Time, on April 6, 2009 (the “Closing Date”). The Closing shall be held at the law offices of Andrew N. Bernstein, P.C., 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado, 80111, or at such other location, date or time as may be mutually agreed upon by the parties.
     2.3 Effective Time. The Sale and other transactions contemplated by this Agreement shall become effective on the Closing Date (the “Effective Time”).
     2.4 Delivery of Shares. At the Closing, the China Luxuriance Shareholder shall surrender each certificate or certificates which represents shares of China Luxuriance Common Stock immediately prior to the Closing Date (the “Certificates”) and shall at the Effective Time receive in exchange therefor the Sale Consideration. The Company shall not be obligated to deliver the Sale Consideration to which the China Luxuriance Shareholder is entitled as a result of the Sale until he surrenders his Certificate or Certificates as provided in this Section 2.4.

     2.5 Legending of Securities. The certificate for the Company Common Stock to be issued to the China Luxuriance Shareholder as part of the Sale Consideration shall bear substantially the following legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS. THESE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT, IN THE CIRCUMSTANCES, REQUIRED UNDER THE ACT”.
     2.6 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the China Luxuriance Shareholder (setting forth the number of shares of China Luxuriance Common Stock represented by such lost, stolen or destroyed Certificates), after reasonable investigation by the Company to confirm ownership of such Certificate, which shall be satisfactory to the Company, in the Company’s sole satisfaction, the Company shall pay the China Luxuriance Shareholder the Sale Consideration to which it is entitled. Further, the China Luxuriance Shareholder shall indemnify and hold harmless the Company from and against any and all liability, loss, damage and expense in connection with, or arising out of, such lost, stolen or destroyed Certificate.
ARTICLE III
Representations and Warranties of the Company
     In order to induce China Luxuriance and the China Luxuriance Shareholder to enter into this Agreement and to consummate the transactions contemplated hereby, the Company makes the representations and warranties set forth below to China Luxuriance and the China Luxuriance Shareholder.
     3.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands. The Company is duly qualified to transact business as a foreign corporation in all jurisdictions where the ownership or leasing of its properties or the conduct of its business requires such qualification except where the failure to so qualify would not have a Material Adverse Effect on the Company.
     3.2 Authorization; Enforceability. The execution, delivery and performance of this Agreement by the Company and all other agreements to be executed, delivered and performed by the Company pursuant to this Agreement (collectively, the “Sale Documents”) and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or individual action on the part of the Company. This Agreement and the Sale Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligation of the Company, assuming the due authorization, execution and delivery of this Agreement by China Luxuriance and the China Luxuriance Shareholder, enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity.
     3.3 No Violation or Conflict. To the Knowledge of the Company, the execution, delivery and performance of this Agreement and the Sale Documents by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby: (a) do not violate or conflict with any provision of law or regulation (whether foreign, federal, state or local), or any writ, order or decree of any court or governmental or regulatory authority, or any provision of the Company’s Memorandum of Association or Articles of Association; and (b) do not and will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default), cause the acceleration of performance, give to others any right of termination, amendment, acceleration or cancellation of or require any consent under, or result in the creation of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any instrument or agreement to which the Company is a party or by which the Company or its properties may be bound or affected, other than instruments or agreements as to which consent shall have been obtained at or prior to the Closing.
     3.4 Consents of Governmental Authorities and Others. To the Knowledge of the Company, other than in connection with the provisions of the Exchange Act and the Securities Act, no consent, approval, order or authorization of, or registration, declaration, qualification or filing with any foreign, federal, state or local governmental or regulatory authority, or any other Person, is required to be made by the Company in connection with the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, excluding the execution, delivery and performance of this Agreement by China Luxuriance and the China Luxuriance Shareholder.
     3.5 Conduct of Business. Except as disclosed in the Periodic Reports, the Company has conducted its business since January 1, 2008 in the ordinary and usual course consistent with past practices and there has not occurred any Material Adverse Effect on the Company.
     3.6 Litigation. There is no material Litigation pending or, to the Knowledge of the Company, threatened before any court or by or before any governmental or regulatory authority or arbitrator, (a) affecting the Company (as plaintiff or defendant) or (b) against the Company relating to the Company Common Stock or the transactions contemplated by this Agreement.
     3.7 Compliance. To the Knowledge of the Company, the Company is in compliance with all federal, state, local and foreign laws, ordinances, regulations, judgments, rulings, orders and other requirements applicable to the Company and its assets and properties. To the Knowledge of the Company, the Company is not subject to any judicial, governmental or administrative inquiry, investigation, order, judgment or decree.

ARTICLE IV
Representations and Warranties of China Luxuriance
and the China Luxuriance Shareholder
     In order to induce the Company to enter into this Agreement and to consummate the transactions contemplated hereby, China Luxuriance and the China Luxuriance Shareholder jointly and severally make the representations and warranties set forth below to the Company.
     4.1 Organization. China Luxuriance is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands. China Luxuriance is duly qualified to transact business as a foreign corporation in all jurisdictions where the ownership or leasing of its properties or the conduct of its business requires such qualification except where the failure to so qualify would not have a Material Adverse Effect on China Luxuriance.
     4.2 Authorization; Enforceability. China Luxuriance has the capacity to execute, deliver and perform this Agreement. This Agreement and all other documents executed and delivered by China Luxuriance pursuant to this Agreement have been duly executed and delivered and constitute the legal, valid and binding obligations of China Luxuriance, assuming the due authorization, execution and delivery of this Agreement by the Company, enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principals of equity.
     4.3 No Violation or Conflict. The execution, delivery and performance of this Agreement and the other documents contemplated hereby by China Luxuriance and the China Luxuriance Shareholder, and the consummation by China Luxuriance and the China Luxuriance Shareholder of the transactions contemplated hereby: (a) do not violate or conflict with any provision of law or regulation (whether foreign, federal, state or local), or any writ, order or decree of any court or governmental or regulatory authority, or any provision of China Luxuriance’s Memorandum of Association or Articles of Association; and (b) do not and will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default), cause the acceleration of performance, give to others any right of termination, amendment, acceleration or cancellation of or require any consent under, or result in the creation of any lien, charge or encumbrance upon any property or assets of China Luxuriance or the China Luxuriance Shareholder pursuant to any instrument or agreement to which China Luxuriance or the China Luxuriance Shareholder is a party or by which China Luxuriance or the China Luxuriance Shareholder or their properties may be bound or affected, other than instruments or agreements as to which consent shall have been obtained at or prior to the Closing.
     4.4 Consents of Governmental Authorities and Others. No consent, approval or authorization of, or registration, qualification or filing with any foreign, federal, state or local governmental or regulatory authority, or any other Person, is required to be made or obtained by China Luxuriance or the China Luxuriance Shareholder in connection with the execution, delivery or performance of this Agreement by China Luxuriance or the China Luxuriance Shareholder or the consummation by them of the transactions contemplated hereby, excluding the execution, delivery and performance of this Agreement by the Company.
     4.5 Litigation. There is no Litigation pending or threatened before any court or by or before any governmental or regulatory authority or arbitrator (a) affecting China Luxuriance or the China Luxuriance Shareholder (as plaintiff or defendant) or (b) against China Luxuriance relating to the China Luxuriance Common Stock or the transactions contemplated by this Agreement.
     4.6 Brokers. China Luxuriance has not employed any broker or finder, and has not incurred and will not incur, directly or indirectly, any broker’s, finder’s, investment banking or similar fees, commissions or expenses in connection with the transactions contemplated by this Agreement or the Sale Documents.
     4.7 Compliance. China Luxuriance is in compliance with all federal, state, local and foreign laws, ordinances, regulations, judgments, rulings, orders and other requirements applicable to China Luxuriance and its assets and properties, except where such noncompliance would not have a Material Adverse Effect on China Luxuriance. To the Knowledge of China Luxuriance, it is not subject to any judicial, governmental or administrative inquiry, investigation, order, judgment or decree.
     4.8 Charter, Bylaws and Corporate Records. The Company has been provided with true, correct and complete copies of (a) the Memorandum of Association of China Luxuriance, as amended and in effect on the date hereof, (b) the Articles of Association of China Luxuriance, as amended and in effect on the date hereof, and (c) the minute books of China Luxuriance (containing all corporate proceedings from the date of incorporation). Such minute books contain accurate records of all meetings and other corporate actions of the board of directors, committees of the board of directors, incorporators and shareholders of China Luxuriance from the date of its incorporation to the date hereof which were memorialized in writing.
     4.9 Capitalization. As of the date of this Agreement, the authorized capital stock of China Luxuriance consists of 5,000,000 shares of China Luxuriance Common Stock. China Luxuriance has issued and outstanding 5,000,000 shares of China Luxuriance Common Stock. The outstanding China Luxuriance Common Stock constitutes one hundred percent (100%) of the issued and outstanding capital stock of China Luxuriance. All of the outstanding China Luxuriance Common Stock is owned by the China Luxuriance Shareholder free and clear of any liens or encumbrances. All of the outstanding China Luxuriance Common Stock have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable. There are no dividends which have accrued or been declared but are unpaid on the capital stock of China Luxuriance.
     4.10 Subsidiaries. China Luxuriance does not have any Subsidiaries and Investments except as follows:

     China Luxuriance owns 100% of the equity interests in China Huizhou Taiherui Information Technology Co., Ltd., a PRC registered wholly owned foreign enterprise (“Huizhou Taiherui”), which owns 100% of the equity interests in Zhongtai Mining Company Ltd., a PRC registered domestic company (“Zhongtai Mining”), which has entered into long-term cooperation agreements (the “Cooperation Agreements”) with Haozhou Mining Company Ltd., a PRC registered domestic company (“Haozhou Mining”), pursuant to which Zhongtai Mining has obtained the right to act as the sole sales agency for Haozhou Mining and to receive the expected residual returns of the mining operations of Haozhou Mining. The Cooperation Agreements are attached hereto as Exhibit A.
     4.11 Rights, Warrants, Options. There are no outstanding: (a) securities or instruments convertible into or exercisable for any of the capital stock or other equity interests of China Luxuriance; (b) options, warrants, subscriptions or other rights to acquire capital stock or other equity interests of China Luxuriance; or (c) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to the issuance or repurchase by China Luxuriance of any capital stock or other equity interests of China Luxuriance, or any instruments convertible or exercisable for any such securities or any options, warrants or rights to acquire such securities.
     4.12 Conduct of Business. Since its inception on May 4, 2000, China Luxuriance has conducted its business in the ordinary and usual course consistent with past practices and there has not occurred any Material Adverse Effect in the condition (financial or otherwise), results of operations, properties, assets, liabilities, or business of China Luxuriance. Since September 28, 2007, China Luxuriance has not amended its Memorandum of Association or Articles of Association; and since its inception on May 4, 2000, (a) except for the issuance of 5,000,000 shares of China Luxuriance Common Stock to the China Luxuriance Shareholder, issued, sold or authorized for issuance or sale, shares of any class of its securities (including, but not limited to, by way of stock split or dividend) or any subscriptions, options, warrants, rights or convertible securities or entered into any agreements or commitments of any character obligating it to issue or sell any such securities; (b) redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock or any option, warrant or other right to purchase or acquire any such capital stock; (c) suffered any damage, destruction or loss, whether or not covered by insurance, which has had or could reasonably be expected to have a Material Adverse Effect on any of its properties, assets, or business; (d) granted or made any mortgage or pledge or subjected itself or any of its properties or assets to any lien, charge or encumbrance of any kind; (e) made or committed to make any capital expenditures in excess of US$10,000; (f) become subject to any Guaranty; (g) granted any increase in the compensation payable or to become payable to directors, officers or employees (including, without limitation, any such increase pursuant to any severance package, bonus, pension, profit-sharing or other plan or commitment); (h) except for the Cooperation Agreements, entered into any agreement which would be a material agreement, or amended or terminated any existing material agreement; (i) to the Knowledge of China Luxuriance and the China Luxuriance Shareholder, been named as a party in any Litigation, or become the focus of any investigation by any government or regulatory agency or authority; (j) declared or paid any dividend or other distribution with respect to its capital stock; or (k) to the Knowledge of China Luxuriance and the China Luxuriance

Shareholder, experienced any other event or condition of any character which has had, or could reasonably be expected to have, a Material Adverse Effect on China Luxuriance.
     4.13 Taxes.
     (a) China Luxuriance has properly prepared and timely filed all Tax Returns relating to any and all Taxes concerning or attributable to it or its operations for any period ending on or before the Closing Date and such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with applicable Laws.
     (b) All Taxes (whether or not shown on any Tax Return) payable by China Luxuriance have been fully and timely paid. The cash reserves or accruals for Taxes provided in the books and records of China Luxuriance with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing have been established utilizing consistently applied accounting methods and are, or prior to the Closing Date will be, sufficient for all unpaid Taxes of China Luxuriance through and including the Closing Date (including, without limitation, with respect to any Taxes resulting from the transactions contemplated by this Agreement).
     (c) Neither China Luxuriance nor any Person on behalf of or with respect to China Luxuriance has executed or filed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax which is presently effective. No power of attorney on behalf of China Luxuriance with respect to any Tax matter is currently in force.
     (d) China Luxuriance is not a party to any Tax-sharing agreement or similar arrangement with any other party (whether or not written), and China Luxuriance has not assumed any Tax obligations of, or with respect to any transaction relating to, any other Person, or agreed to indemnify any other Person with respect to any Tax.
     (e) No Tax Return concerning or relating to China Luxuriance or its operations has ever been audited by a government or taxing authority, nor is any such audit in process or pending, and China Luxuriance has not been notified of any request for such an audit or other examination. To the Knowledge of China Luxuriance, no claim has been made by a taxing authority in a jurisdiction where Tax Returns concerning or relating to China Luxuriance or its operations have not been filed, that it is or may be subject to taxation by that jurisdiction.
     (f) To the Knowledge of China Luxuriance, China Luxuriance has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes, and has duly and timely withheld from employee salaries, wages and other compensation, and has paid over to the appropriate taxing authorities, all amounts required to be so withheld and paid over for all periods under all applicable laws.
     4.14 Environmental Matters. No real property used by China Luxuriance presently or in the past has been used to manufacture, treat, store, or dispose of any hazardous substance and such property is free of all such substances such that the condition of the property is in compliance with applicable Environmental Laws (as defined below). To the Knowledge of China Luxuriance, China Luxuriance is in compliance with all laws, regulations and other foreign, domestic, federal, state or local governmental requirements, and all applicable judgments, orders, writs, notices, decrees, permits, licenses, approvals, consents or injunctions relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollutant or toxic or hazardous substance (including, without limitation, asbestos, radioactive material and pesticides) (the “Environmental Laws”) applicable to China Luxuriance or its business as a result of any hazardous substance utilized by China Luxuriance in its business or otherwise placed at any of the facilities owned, leased or operated by China Luxuriance, or in which China Luxuriance has a contractual interest. China Luxuriance has not received any complaint, notice, order, or citation of any actual, threatened or alleged noncompliance by China Luxuriance with any Environmental Laws, and to the Knowledge of China Luxuriance, there is no Litigation pending or threatened against China Luxuriance with respect to any violation or alleged violation of the Environmental Laws, and to China Luxuriance’s Knowledge, there is no reasonable basis for the institution of any such Litigation.
     4.15 Financial Statements. Attached hereto as Exhibit B are China Luxuriance’s Financial Statements. The Financial Statements (a) have been prepared in accordance with the books of account and records of China Luxuriance; (b) fairly present, and are true, correct and complete statements in all material respects of, China Luxuriance’s financial condition and the results of its operations at the dates and for the periods specified in those statements; and (c) have been prepared utilizing consistently applied accounting principles which, overall, fairly reflect the results of operations of China Luxuriance.
     4.16 Absence of Undisclosed Liabilities. Other than as disclosed in the Financial Statements, China Luxuriance does not have any Liabilities. Neither China Luxuriance nor the China Luxuriance Shareholder has any Knowledge of any circumstances, conditions, events or arrangements which may hereafter give rise to any Liabilities of China Luxuriance.
     4.17 Employment Agreements; Employee Benefit Plans and Employee Payments. China Luxuriance is not a party to any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) under which China Luxuriance currently has an obligation to provide benefits to any current or former employee, officer, director, consultant or advisor of China Luxuriance (collectively, “Benefit Plans”). China Luxuriance will not have any directors, officers or employees as of the Closing Date to whom any compensation (whether in the form of salary, bonuses, commissions, or other supplemental compensation) is now or will be thereafter payable. Further, China Luxuriance is not a party to any employment agreement which could result in the payment to any current, former or future director, employee, consultant or advisor of China Luxuriance of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee, director, consultant or advisor as a result of the transactions contemplated by this Agreement, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

     4.18 Intellectual Property.
     (a) There is no Intellectual Property owned by China Luxuriance.
     (b) China Luxuriance has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of third parties, and has not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that China Luxuriance must license or refrain from using any intellectual property rights of any third party).
     4.19 Properties. China Luxuriance has good, clear and marketable title to all the tangible properties and tangible assets which are material to China Luxuriance’s business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all liens and encumbrances.
     4.20 Disclosure. No representation or warranty of China Luxuriance or the China Luxuriance Shareholder contained in this Agreement, and no statement, report, or certificate furnished by or on behalf of China Luxuriance or the China Luxuriance Shareholder to the Company pursuant hereto or in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or omits to state a material fact necessary in order to provide the Company with full and proper information as to the business, financial condition, assets, liabilities, or results of operation of China Luxuriance and the value of the properties or the ownership of China Luxuriance.
ARTICLE V
Additional Agreements
     5.1 Survival of the Representations and Warranties. The representations and warranties and covenants set forth in Article III and Article IV of this Agreement shall survive the Closing until the expiration of two (2) years from the Closing Date, provided, however, that in the case of fraud or any representation or warranty of China Luxuriance or the China Luxuriance Shareholder as to title of the China Luxuriance Common Stock, Taxes, Environmental Laws and Benefit Plans, the representations and warranties shall survive the Closing until the expiration of three (3) years.
     5.2 Investigation. The representations, warranties, covenants and agreements set forth in this Agreement shall not be affected or diminished in any way by any investigation (or failure to investigate) at any time by or on behalf of the party for whose benefit such representations, warranties, covenants and agreements were made. All statements contained herein or in any schedule, certificate, exhibit, list or other document required to be delivered pursuant hereto, shall be deemed to be representations and warranties for purposes of this Agreement; provided, that any knowledge or materiality qualifications contained herein shall be applicable to such other documents.

     5.3 China Luxuriance’s Indemnification. The Company agrees to indemnify and hold harmless China Luxuriance and each of China Luxuriance’s directors, officers, employees, Affiliates and agents from and against any loss, claim, liability, cost, expense or other damages (including reasonable legal fees and expenses) (a “China Luxuriance Loss”) which is caused by or arises out of: (a) any breach or default in the performance by the Company of any covenant or agreement made by the Company in this Agreement; (b) any breach of any representation or warranty made by the Company in this Agreement; and (c) any and all Litigation incident to any of the foregoing.
     5.4 Limitations on China Luxuriance’s Indemnification from the Company. Notwithstanding anything contained herein to the contrary, China Luxuriance shall not be entitled to indemnification from the Company for a China Luxuriance Loss under the provisions of Section 5.3 hereof, unless and until the aggregate amount of all China Luxuriance Losses under Section 5.3 shall have exceeded US$100,000, in which event China Luxuriance shall be entitled to such indemnification from the Company for all of the China Luxuriance Loss; provided, that the amount of any China Luxuriance Loss for which indemnification is provided under Section 5.3 hereof shall be net of any amounts recovered by China Luxuriance under insurance policies with respect to such China Luxuriance Loss from the Company. China Luxuriance shall in a timely fashion submit a claim to its insurance carrier with respect to any China Luxuriance Loss from the Company for which the Company is obligated to provide indemnification to China Luxuriance hereunder.
     5.5 The Company’s Indemnification. China Luxuriance and the China Luxuriance Shareholder, jointly and severally, agree to indemnify and hold harmless the Company, and each of its current and former directors, officers, employees, Affiliates and agents from and against any loss, claim, liability, cost, expense or other damages (including reasonable legal fees and expenses) (a “Company Loss”) which is caused by or arises out of: (a) any breach or default in the performance by China Luxuriance or the China Luxuriance Shareholder of any covenant or agreement made by China Luxuriance or the China Luxuriance Shareholder in this Agreement; (b) any breach of any representation or warranty made by China Luxuriance or the China Luxuriance Shareholder in this Agreement; and (c) any and all Litigation incident to any of the foregoing.
     5.6 Limitations on the Company’s Indemnification. Notwithstanding anything contained herein to the contrary, the Company shall not be entitled to indemnification for a Company Loss under the provisions of Section 5.5 hereof, unless and until the aggregate amount of all Company Losses under Section 5.5 shall have exceeded US$100,000, in which event the Company shall be entitled to such indemnification from China Luxuriance and the China Luxuriance Shareholder for all Company Losses; provided, that the amount of any Company Losses for which indemnification is provided under Section 5.5 hereof shall be net of any amounts recovered by the Company under insurance policies with respect to such Company Loss. The Company shall in a timely fashion submit a claim to its insurance carrier with respect to any Company Losses for which China Luxuriance and the China Luxuriance Shareholder are obligated to provide indemnification to the Company hereunder. The aggregate indemnification from China Luxuriance and the China Luxuriance Shareholder for all Company Losses

(including those which are caused by or arise out of any fraudulent act of China Luxuriance or the China Luxuriance Shareholder) shall not exceed an amount equal to the Sale Consideration.
     5.7 Indemnity Procedure. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party” and the other party or parties claiming indemnity is referred to as the “Indemnified Party”.
     (a) An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement within thirty (30) calendar days of the receipt of any written claim from any such third party, but not later than twenty (20) days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced.
     (b) The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the Indemnified Party at least fifteen (15) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party’s approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party, and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld). So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named parties to any proceeding include both parties and representation of both parties by the same counsel would be inappropriate. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party, proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim.
     (c) The parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.
     With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, provided that there is no dispute as to the applicability of indemnification, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.
ARTICLE VI
Closing; Deliveries; Conditions Precedent
     6.1 Closing; Effective Date. All proceedings taken and all documents executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.
     6.2 Deliveries
     (a) At Closing, the Company shall deliver the following documents to the China Luxuriance Shareholder:
          (i) the Sale Consideration as set forth in Section 2.1(a);
          (ii) a certificate, dated the Closing Date, of an officer of the Company setting forth that authorizing resolutions were adopted by the Company’s Board of Directors approving the terms and conditions of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
          (iii) the certificate referred to in Section 6.3(d); and
          (iv) such other documents and instruments as the China Luxuriance Shareholder may reasonably request.
     (b) At Closing, China Luxuriance and the China Luxuriance Shareholder shall deliver the following documents to the Company:

          (i) the certificate(s) representing all of the outstanding China Luxuriance Common Stock to be delivered to the Company duly endorsed by the China Luxuriance Shareholder;
          (ii) a certificate from the British Virgin Islands authorities, as of a recent date, as to the good standing of China Luxuriance;
          (iii) a certificate, dated the Closing Date, of an officer of China Luxuriance setting forth that authorizing resolutions were adopted by China Luxuriance’s Board of Directors approving the terms and conditions of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, along with an executed copy of the foregoing authorizing resolutions attached thereto;
          (iv) the favorable legal opinion of King & Wood, PRC counsel to China Luxuriance and the China Luxuriance Shareholder, as to, among other matters, the legality and enforceability of the Cooperation Agreements under the laws of the People’s Republic of China and the legality of the corporate organizational structure of China Luxuriance;
          (v) the Financial Statements referred to in Section 4.15;
          (vi) the certificates referred to in Section 6.4(d);
          (vii) the executed letters of resignation of all executive officers and directors of China Luxuriance dated as of the Closing Date; and
          (viii) such other documents and instruments as the Company may reasonably request.
     6.3 Conditions Precedent to the Obligations of China Luxuriance and the China Luxuriance Shareholder. Each and every obligation of China Luxuriance and the China Luxuriance Shareholder to consummate the transactions described in this Agreement and any and all liability of China Luxuriance to the Company shall be subject to the fulfillment on or before the Closing Date of the following conditions precedent:
     (a) Representations and Warranties True. Each of the representations and warranties of the Company contained herein or in any certificate or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby shall be true and correct in all material respects as of the Closing Date with the same force and effect as though made on and as of such date.
     (b) Performance. The Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations required under this Agreement to be performed or complied with by them on or prior to the Closing Date.
     (c) No Material Adverse Change. Except as expressly permitted or contemplated by this Agreement, no event or condition shall have occurred which has materially adversely affected or may materially adversely affect in any respect the condition (financial or otherwise) of the Company between the date of execution of this Agreement and the Closing Date.
     (d) The Company’s Certificate. The Company shall have delivered to China Luxuriance a certificate dated the Closing Date, certifying that the conditions specified in Sections 6.3(a), (b) and (c) above have been fulfilled and as to such other matters as China Luxuriance or the China Luxuriance Shareholder may reasonably request.
     (e) Consents. The Company shall have obtained all authorizations, consents, waivers and approvals as may be required to consummate the transactions contemplated by this Agreement.
     6.4 Conditions Precedent to the Obligations of the Company. Each and every obligation of the Company to consummate the transactions described in this Agreement and any and all liability of the Company to China Luxuriance shall be subject to the fulfillment on or before the Closing Date of the following conditions precedent:
     (a) Representations and Warranties True. Each of the representations and warranties of China Luxuriance and the China Luxuriance Shareholder contained herein or in any certificate or other document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby shall be true and correct in all material respects as of the Closing Date with the same force and effect as though made on and as of such date.
     (b) Performance. China Luxuriance shall have performed and complied in all material respects with all of the agreements, covenants and obligations required under this Agreement to be performed or complied with by it on or prior to the Closing Date.
     (c) No Material Adverse Change. Except as expressly permitted or contemplated by this Agreement, no event or condition shall have occurred which has adversely affected or may adversely affect in any respect the condition (financial or otherwise) of China Luxuriance between the date of execution of this Agreement and the Closing Date.
     (d) China Luxuriance and the China Luxuriance Shareholder Certificates. China Luxuriance and the China Luxuriance Shareholder each shall have delivered a certificate addressed to the Company, dated the Closing Date, certifying that the conditions specified in Sections 6.4(a), (b) and (c) above have been fulfilled.
     (e) Consents. China Luxuriance shall have obtained all authorizations, consents, waivers and approvals as may be required to consummate the transactions contemplated by this Agreement, including but not limited to those with respect to any material agreement of China Luxuriance.
     (f) Due Diligence Review. The Company shall have completed its due diligence investigation of China Luxuriance to its satisfaction, in its sole and absolute discretion.

     (g) Financial Statements. China Luxuriance shall have delivered to the Company China Luxuriance’s Financial Statements. The Financial Statements shall: (a) have been prepared in accordance with the books of account and records of China Luxuriance; (b) fairly present, and be true, correct and complete statements in all material respects of, China Luxuriance’s financial condition and the results of its operations at the dates and for the periods specified in those statements; and (c) have been prepared utilizing consistently applied accounting principles which, overall, fairly reflect the results of operations of China Luxuriance.
     (h) Resignations. China Luxuriance shall have delivered the executed letters of resignation of all executive officers and directors of China Luxuriance dated and effective as of the Closing Date.
     6.5 Best Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties shall use its respective best efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its power to cause to be fulfilled those of the conditions precedent to its obligations or the obligations of the other parties to consummate the transactions contemplated by this Agreement that are dependent upon its actions, including obtaining all necessary consents, authorizations, orders, approvals and waivers.
ARTICLE VII
Covenants
     7.1 General Confidentiality. Each of the Parties will treat and hold as such all of the Confidential Information of the other Parties, refrain from using any of the Confidential Information except in connection with this Agreement, and unless there is a closing on the Sale, deliver promptly to the owner of such Confidential Information or destroy, at the request and option of the owner of the Confidential Information, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the Parties is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that Party will notify the affected Party promptly of the request or requirement so that the affected Party may seek an appropriate protective order or waive compliance with the provisions of this Section 7.1. If, in the absence of a protective order or the receipt of a waiver hereunder, any of the Parties is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Party may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Party shall use its commercially reasonable efforts to obtain, at the request of the affected Party, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the affected Party shall designate. The foregoing provisions shall not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure.
     7.2 General. In case at any time after the Closing Date any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other

Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article V).
ARTICLE VIII
Miscellaneous
     8.1 Notices. Any notice, demand, claim or other communication under this Agreement shall be in writing and delivered personally or sent by certified mail, return receipt requested, postage prepaid, or sent by facsimile or prepaid overnight courier to the parties at the addresses as follows (or at such other addresses as shall be specified by the parties by like notice):

If to the Company:	Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023

Attn: Rui Lin WU, Chairman

Telephone: (011) 86-752-2820-268
Facsimile: (011) 86-752-2820-268

With a copy to:	Andrew N. Bernstein, P.C.
5445 DTC Parkway, Suite 250
Greenwood Village, Colorado 80111

Attn: Andrew N. Bernstein, Esq.

Telephone: 303-770-7131
Facsimile: 303-770-7332

If to China Luxuriance or
The China Luxuriance Shareholder:	China Luxuriance Jade Company, Ltd.
20/F., No. 633 King’s Road
North Point, Hong Kong

Attn: Rui Lin WU, Chairman

Telephone: (011) 852-3900-1000
Facsimile: (011) 852-3900-1001

     Such notice shall be deemed delivered upon receipt against acknowledgment thereof if delivered personally, on the third business day following mailing if sent by certified mail, upon transmission against confirmation if sent by facsimile and on the next business day if sent by overnight courier.
     8.2 Entire Agreement; Incorporation. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein contain every obligation and understanding between the parties relating to the subject matter hereof and merges all prior discussions, negotiations, agreements and understandings, both written and oral, if any, between them, and none of the parties shall be bound by any conditions, definitions, understandings, warranties or representations other than as expressly provided or referred to herein. All schedules, exhibits and other documents and agreements executed and delivered pursuant hereto are incorporated herein as if set forth in their entirety herein.
     8.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, legal representatives, and permitted assigns.
     8.4 Assignment. This Agreement may not be assigned by any party without the written prior consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
     8.5 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition or covenant hereof (including, without limitation, the period during which any condition is to be satisfied or any obligation performed) may be amended by the parties thereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the party against whom such waiver, extension or amendment is sought to be charged. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Agreement. No failure by any party thereof to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.
     8.6 No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement, except as otherwise provided herein.

     8.7 Severability. In the event that any one or more of the provisions contained in this Agreement, or the application thereof, shall be declared invalid, void or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such invalid, void or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, void or unenforceable provision.
     8.8 Expenses. Except as otherwise provided herein, each party agrees to pay, without right of reimbursement from the other party, the costs incurred by it incident to the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, costs incident to the preparation of this Agreement, and the fees and disbursements of counsel, accountants and consultants employed by such party in connection herewith.
     8.9 Headings. The table of contents and the section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.
     8.10 Other Remedies; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the People’s Republic of China, this being in addition to any other remedy to which they are entitled at law or in equity. In any action at law or suit in equity to enforce this Agreement or the rights of the parties hereunder, the prevailing party in any such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
     8.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall be deemed valid and binding.
     8.12 Remedies Exclusive. Except in the case of fraud or equitable remedies expressly provided for herein, the parties acknowledge and agree that the indemnification provisions set forth in Article V of this Agreement constitute the parties’ sole and exclusive remedy with respect to any and all claims relating to the transactions contemplated by this Agreement.
     8.13 Governing Law. This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the People’s Republic of China, without reference to the choice of law principles thereof.

     8.14 Jurisdiction and Venue. This Agreement shall be subject to the exclusive jurisdiction of the courts of the People’s Republic of China. The parties to this Agreement agree that any breach of any term or condition of this Agreement shall be deemed to be a breach occurring in the People’s Republic of China by virtue of a failure to perform an act required to be performed in the People’s Republic of China and irrevocably and expressly agree to submit to the exclusive jurisdiction of the courts of the People’s Republic of China for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in the People’s Republic of China, and further irrevocably waive any claim that any suit, action or proceeding brought in the People’s Republic of China has been brought in an inconvenient forum.
     8.15 Participation of Parties. The parties hereby agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding, or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
     8.16 Further Assurances. The parties hereto shall deliver any and all other instruments or documents reasonably required to be delivered pursuant to, or necessary or proper in order to give effect to, all of the terms and provisions of this Agreement including, without limitation, all necessary stock powers and such other instruments of transfer as may be necessary or desirable to transfer full and complete ownership of the shares of China Luxuriance Common Stock free and clear of any liens or encumbrances.
     8.17 Publicity. No public announcement or other publicity concerning this Agreement or the transactions contemplated hereby shall be made without the prior written consent of the Company as to form, content, timing and manner of distribution. Nothing contained herein shall prevent any party from making any filing required by foreign, federal or state securities laws or stock exchange rules.
     8.18 No Solicitation. Neither China Luxuriance, the China Luxuriance Shareholder nor the Company shall authorize or permit any of its officers, directors, agents, representatives, managers, members, agents, or advisors to solicit, initiate or encourage or take any action to facilitate the submission of inquiries, proposals or offers from any person relating to any matter concerning any merger, consolidation, business combination, recapitalization or similar transaction involving China Luxuriance, the China Luxuriance Shareholder or the Company, respectively, other than the transaction contemplated by this Agreement or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Sale or which would or could be expected to dilute the benefits to each of the parties of the transactions contemplated hereby. China Luxuriance, the China Luxuriance Shareholder and the Company will immediately cease and cause to be terminated any existing activities, discussions and negotiations with any parties conducted heretofore with respect to any of the foregoing.
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     IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

QIAO XING UNIVERSAL TELEPHONE, INC.		CHINA LUXURIANCE JADE COMPANY LTD.

By:	/s/ RUI LIN WU Rui Lin WU	By:	/s/ RUI LIN WU Rui Lin WU
	Chairman		Chairman

THE CHINA LUXURIANCE SHAREHOLDER

/s/ RUI LIN WU

Rui Lin WU

EXHIBIT A
THE COOPERATION AGREEMENTS
REFERENCED IN SECTION 4.10

EXHIBIT B
FINANCIAL STATEMENTS OF CHINA LUXURIANCE
REFERENCED IN SECTION 4.15

EXHIBIT C
FORM OF OPINION OF COUNSEL OF CHINA LUXURIANCE
REFERENCED IN SECTION 6.2(b)(iv)